UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

                    For the month of December, 2009

                    Commission File Number 000-22286

Taro Pharmaceutical Industries Ltd.
(Translation of registrant's name into English)

14 Hakitor Street, Haifa Bay 26110, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ⃞ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Provides Preliminary Third Quarter and Year-to-Date 2009 Financial Results

HAWTHORNE, N.Y.--(BUSINESS WIRE)--December 2, 2009--Taro Pharmaceutical Industries Ltd. (“Taro,” the “Company,” Pink Sheets: TAROF) today provided information on its financial performance for the third quarter and nine months ended September 30, 2009.

Third Quarter Results

For the quarter ended September 30, 2009, Taro estimates net sales of $93.9 million, compared to $90.4 million for the same quarter in 2008, a 4% increase. Gross profit was $50.9 million, or 54% of net sales, compared to $49.4 million, or 55% of net sales, for the same quarter in 2008. Operating income was $16.8 million, or 18% of net sales, compared to $15.8 million, or 17% of net sales, for the third quarter of 2008. Net income was $9.7 million, compared to $12.5 million for the third quarter of 2008, resulting in diluted earnings per ordinary share of $0.24 for the third quarter of 2009, compared to $0.31 for the third quarter of 2008. Net income for the third quarter of 2009 was adversely impacted by financial expenses of $7.7 million, consisting of a decrease in interest and other financial expenses of $1.1 million, and an increase in foreign exchange expenses of $8.0 million, compared to total financial expenses of $0.8 million for the same quarter in 2008.

Nine Month Results

For the nine months ended September 30, 2009, Taro estimates net sales of $275.6 million, compared to $256.6 million for the nine months ended September 30, 2008, a 7% increase. Gross profit of $155.3 million increased 10%, compared to $140.8 million for the corresponding period in 2008. Operating income was $51.5 million, or 19% of net sales, compared to $45.0 million, or 18% of net sales, for the nine-month period of 2008. Net income was $33.3 million, compared to $33.1 million for the corresponding period in 2008. Diluted earnings per ordinary share were $0.82, unchanged from the nine-month period of 2008. Net income for the nine- month period of 2009 was adversely impacted by foreign exchange expenses of $6.5 million, while net income for the nine-month period of 2008 was positively impacted by a foreign exchange benefit of $6.2 million. The increase in foreign exchange expenses was principally caused by the weakening of the U.S. dollar against the Canadian dollar.

The Company noted that the year-to-date 2009 earnings were impacted by $6.5 million of net expenses related to operating the Company’s Irish facility. In addition, 2009 year-to-date expenses included approximately $14.5 million in professional, consulting and other fees related to the Company’s continuing efforts to complete the 2004-2006 audits, and litigation related to the Company’s termination of the merger agreement with Sun Pharmaceutical Industries Ltd.

The Company believes that these results demonstrate a continuation of steady and consistent performance over the past 11 quarters, emphasizing the strength and resilience of its financial and operational turnaround.

Balance Sheet

Net Debt Decreased to $58.2 Million; Shareholders’ Equity Increased $46.7 Million

After making all normally scheduled debt principal and interest payments of $16.4 million, cash and cash equivalents were $81.7 million on September 30, 2009, compared to $73.2 million on December 31, 2008. In addition, the Company invested $23.1 million in short-term bank deposits. Accordingly, cash and cash equivalents as well as short-term bank deposits increased to $104.8 million, an increase of $31.6 million during the nine-month period.

Net cash provided by operating activities during the nine months ended September 30, 2009, was $46.2 million, compared to $40.7 million for the nine months ended September 30, 2008. As of September 30, 2009, the Company’s total debt was $175.4 million. After accounting for the value of ongoing currency protection instruments, cash and cash equivalents as well as short-term bank deposits, net debt was $58.2 million at September 30, 2009.

The Company believes that in the ordinary course, it should have sufficient liquidity to meet its cash requirements for the foreseeable future, subject to the continuing support of its lenders. The Company continues to be out of compliance with certain financial reporting requirements in certain of its debt instruments due to the lack of audited financial statements and continues to discuss the situation with its lenders. Taro noted that it is current with all its payments to lenders and that in the near term it does not foresee the need for additional sources of outside liquidity to fund its ongoing business operations.

Trade accounts receivable at September 30, 2009 were $79.3 million, representing 78 days sales outstanding. Inventories were $66.9 million at September 30, 2009, down $2.7 million and $4.1 million as compared to December 31, 2008 and September 30, 2008, respectively. This decrease is the result of the Company’s continuing focus on inventory management.

Total shareholders' equity at September 30, 2009 increased $46.7 million to $228.7 million, compared to $182.0 million at December 31, 2008. Shareholders’ equity at September 30, 2009 includes an increase in other comprehensive income of $13.4 million due primarily to foreign currency translation.

The Company cautioned that the financial information presented herein does not constitute complete financial information, has not been reviewed by its independent auditors and is subject to possible change. However, subject to the foregoing caveats, the Company believes that the information above represents the best information currently available to Taro management.

About Taro

Taro is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.

For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, statements that do not describe historical facts and statements that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen, “should” happen, or similar language, the Company’s financial performance, including its financial performance during the last three years, availability of financial information, estimates of financial results and financial information for outstanding audits, review of results for prior years and estimates of expenses and reserves. Although Taro Pharmaceutical Industries Ltd. believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained. Factors that could cause actual results to differ include the possible unavailability of financial information, completion of audits of 2004-2008 and any related restatement, actions of the Company's lenders, creditors and Sun Pharmaceutical Industries Ltd. (“Sun”), including but not limited to the outcome of litigation with Sun, general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory actions and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company's SEC reports, including its Annual Reports on Form 20-F. Forward-looking statements speak only as of the date on which they are made. The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

- Financial Tables Follow -

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENTS OF INCOME
(US dollars in thousands, except per share data)

	Unaudited and Unreviewed
	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2009	2008	2009	2008

NET SALES	$93,856	$90,439	$275,566	$256,637
Cost of Sales	42,981	41,055	120,258	115,801
Gross Profit	50,875	49,384	155,308	140,836
Operating Expenses:
Selling and Administrative	26,001	24,294	77,341	68,276
Operating Income before Research and Development	24,874	25,090	77,967	72,560
Research and Development	8,058	9,330	26,497	27,595
Operating Income	16,816	15,760	51,470	44,965
Financial Expenses:
Interest and Other Financial Expenses	3,445	4,547	8,402	13,506
Foreign Exchange Expenses (Benefits)	4,264	(3,757)	6,515	(6,186)

Other Income	106	113	253	539
Income Tax (Benefit) Expense	(513)	2,554	3,485	5,068

NET INCOME	$9,726	$12,529	$33,321	$33,116

Basic Earnings Per Ordinary Share	$0.25	$0.32	$0.85	$0.85
Diluted Earnings Per Ordinary Share	$0.24	$0.31	$0.82	$0.82

Weighted Average Number of Shares Used to Compute:
Basic EPS	39,240,703	39,186,478	39,217,941	39,186,478
Diluted EPS	40,536,362	40,705,711	40,546,015	40,254,164

TARO PHARMACEUTICAL INDUSTRIES LTD. SUMMARY CONSOLIDATED BALANCE SHEETS (US dollars in thousands)

	Unaudited and Unreviewed
	As of September 30,	As of December 31,
	2009	2008

Assets

Current Assets:
Cash and Cash Equivalents	$81,704	$73,161
Short-Term Bank Deposits	23,063	-
Restricted Short-Term Bank Deposits	6,250	6,250
Accounts Receivable - Trade	79,252	70,087
Accounts Receivable - Other and Prepaid Expenses	23,765	16,316
Inventories	66,922	69,618
Total Current Assets	280,956	235,432

Long-Term Investments	29,753	27,405
Property, Plant and Equipment, net	185,159	189,457
Other Assets	28,853	30,724
TOTAL ASSETS	$524,721	$483,018

Liabilities and Shareholders' Equity

Current Liabilities:
Short-Term Bank Credits	$96,792	$96,138
Current Maturities of Long-Term Liabilities	29,519	27,066
Accounts Payable and Accrued Expenses	99,192	98,724
Total Current Liabilities	225,503	221,928

Long-Term Liabilities	49,050	59,861
Deferred Taxes and Other Liabilities	21,480	19,201
Total Liabilities	296,033	300,990

Shareholders' Equity	228,688	182,028
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$524,721	$483,018

TARO PHARMACEUTICAL INDUSTRIES LTD.
SUMMARY CONSOLIDATED STATEMENT OF CASHFLOWS (US dollars in thousands)

Unaudited and Unreviewed

Nine Months Ended September 30, 2009

Operating Activities:
Net income	$33,321
Adjustments required to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	14,094
Stock-based compensation	161
Increase in long-term debt due to currency fluctuations	1,367
Increase in trade receivables	(8,227)
Increase in other receivables and prepaid expenses	(8,157)
Decrease in inventories	5,196
Foreign exchange effect on intercompany balances	8,769
Decrease in trade and other payables and accruals	(343)
Net cash provided by operating activities	46,181

Investing Activities:
Purchase of property plant & equipment, net of related grants	(3,006)
Investment in other intangible assets	(108)
Investment in short-term bank deposits	(23,063)
Proceeds from sales of property, plant and equipment	96
Net cash (used in) investing activities	(26,081)

Financing Activities:
Repayments of long-term debt	(16,374)
Changes in short-term bank debt, net	4,415
Net cash (used in) financing activities	(11,959)

Effect of exchange rate changes	402
Net increase in cash	8,543
Cash at beginning of period	73,161
Cash at end of period	$81,704

CONTACT:
Kekst and Company
Roanne Kulakoff, 212-521-4827

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	December 3, 2009

TARO PHARMACEUTICAL INDUSTRIES LTD.

		By:	/s/ Tal Levitt
			Name:	Tal Levitt
			Title:	Director and Secretary